TENNYSON
NETWORKS LIMITED

03 FEB 13 AM 7:21

February13, 2003

By Facsimile
0015 1 202 942 9624
2 pages

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Fin
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

03003854

SUPPL

Dear Sir/Madam

Re: Tennyson Networks Limited - File # 82-5138

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Tennyson Networks Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since 13 December 2000, the date of its application for an exemption from Rule 12g3-2(b) of the Securities Exchange Act:

1. An announcement to the ASX dated 13 February 2003 **re Shareholders Update**

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned at +61 3 8558 0424.

Yours sincerely

R.A. PULLIA
Company Secretary

Enclosure

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

TENNYSON NETWORKS LIMITED A.C.N. 009 805 298
14 BUSINESS PARK DRIVE, NOTTING HILL, VIC, 3168, AUSTRALIA.
TEL +61-3- 8558 0424 FAX +61-3- 8558 0484
email: tny@tennyson.com.au

TENNYSON NETWORKS LIMITED

SHAREHOLDER UPDATE – ACQUISITION OF DATA SERVICES BUSINESS FROM ERICSSON NEW ZEALAND

Melbourne, 13 February 2003 – Further to its recent announcement of 15 January 2003, Tennyson Networks (ASX: TNY) advises that following successful meetings in Poland between representatives of the Company, Ericsson New Zealand and Ericsson Poland the period of exclusivity previously announced has been extended to 24 February 2003.

The Company also advises that the agreed date of settlement will be no later than 30 days from the date of execution of the sale and purchase agreement, which is anticipated to be concluded by the end of this month. The effective date of acquisition remains 1 January 2003.

Contact details for Tennyson:

Harvey Parker,
Chairman
Mobile: 0412 597 223

Rick A Pullia
Acting CEO / CFO
Direct: 03 8558 0424